NEWS RELEASE

Canarc Closes Final Tranche of Non-Brokered Private Placement

Vancouver, Canada – January 21, 2013 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DB-F: CAN) announces that it has closed the final tranche of its previously announced non-brokered private placement.

The final tranche of the private placement consisted of 1,600,000 units at CAD$0.11 per unit for total proceeds of CAD$176,000 with each unit comprised of one common share and one share purchase warrant. Canarc’s newest major shareholder, Canford Capital, participated through an affiliated company for its pro rata share of the placement.

All common shares issued in the private placement are subject to a hold period of four months plus one day from the closing date of the private placement. Proceeds from the financing have been added to working capital for general and administrative expenses.

CANARC RESOURCE CORP.

/s/ “Bradford J. Cooke”

Bradford Cooke

Chairman and CEO

About Canarc Resource Corp. - Canarc Resource is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently seeking to consummate a partnership to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage. Canarc is also focused on acquiring an operating gold mine and finding partners to explore its Windfall Hills gold properties in central BC and the Tay LP gold property in the Yukon Territory.

For More Information - Please contact:

Gregg Wilson, Vice-President, Investor Relations, or Maelle Trevedy, Investor Relations Assistant

Toll Free: 1-877-684-9700

Tel: (604) 685-9700

Fax: (604) 685-9744

Email: info@canarc.net

Website: www.canarc.net